Exhibit (a)(14)

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154

414-570-4000

www.midwestairlines.com

Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

February 20, 2007

MIDWEST AIR GROUP COMMENTS ON COURT RULING AGAINST AIRTRAN

Milwaukee, Wisconsin, February 20, 2007 – Midwest Air Group, Inc. (AMEX: MEH), parent company of Midwest Airlines, today commented on the ruling by Justice Helen E. Freedman in AirTran New York LLC v. Midwest Air Group, Inc., in Supreme Court for the State of New York, New York County.

“AirTran was seeking information about our shareholders to which it is not entitled,” said Carol N. Skornicka, senior vice president, general counsel and secretary to the Midwest Air Group board of directors. “We are pleased that AirTran’s efforts to obtain our shareholder list under New York law have failed. Because AirTran could not meet Wisconsin’s statutory requirements for obtaining the names of our shareholders, they formed a New York subsidiary company, AirTran New York LLC, in an attempt to take advantage of that state’s law and thereby circumvent Wisconsin law. Midwest Air Group is a Wisconsin corporation and we believe that access to our shareholder list should be governed by Wisconsin law – and the court agreed.

“It should be noted,” Skornicka added, “That AirTran remains fully able to communicate with Midwest Air Group shareholders under the provisions of federal securities laws, enabling shareholders to receive the information AirTran chooses to disseminate.”

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering primarily to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Skyway Airlines, Inc. – Midwest’s wholly owned subsidiary – operates as Midwest Connect and offers connections to Midwest Airlines as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, the airlines offer service to 49 cities. More information is available at http://www.midwestairlines.com.

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information.

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